UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number   1-32713

EuroZinc Mining Corporation

(Exact name of registrant as specified in its charter)

543 Granville Street, Suite 1601, Vancouver, British Columbia, Canada V6C 1X8

(604) 681-1337

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares Without Par Value

(Title of each class of securities covered by this form)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:

             ONE

Pursuant to the requirements of the Securities Exchange Act of 1934, EuroZinc Mining Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:

              November 13, 2006                      BY:  /s/ Ronald A. Ewing

   Executive Vice President,

   Corporate Affairs

01071242 01071242